                                    Filed Pursuant to Rules 424(b)(3) and 424(c)
                                                  SEC Registration No. 333-71786

                       PRELIMINARY PROSPECTUS SUPPLEMENT
              (To Preliminary Prospectus Dated November 30, 2001)

                       ANWORTH MORTGAGE ASSET CORPORATION

                        3,500,000 Shares of Common Stock

   On November 30, 2001, we filed Amendment No. 2 to our Form S-2 registration statement to offer 8,000,000 shares of our common stock in an underwritten public offering and circulated that preliminary prospectus. The purpose of this preliminary prospectus supplement is to change the size of our offering to 3,500,000 shares and give notice that we intend to sell 500,000 shares of our common stock in a non-underwritten private placement concurrent with this public offering. The underwriters' over allotment option will be changed to 525,000 shares.

   Our common stock is traded on the American Stock Exchange under the symbol "ANH." On December 17, 2001, the closing price of our common stock was $8.20 per share. You should read this preliminary prospectus supplement and the preliminary related prospectus carefully before you invest.

   Investing in our common stock involves a high degree of risk. You should carefully read and consider the risk factors beginning on page 6 of our prospectus dated November 30, 2001.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The date of this preliminary prospectus supplement is December 19, 2001.

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                               ----------------

                               TABLE OF CONTENTS

                               ----------------

                                                                            Page
                                                                            ----
Recent Developments........................................................ S-2
Use of Proceeds............................................................ S-2
Market Price and Dividends on Our Common Stock............................. S-2
Underwriting............................................................... S-4
Capitalization............................................................. S-5
Forward Looking Statements................................................. S-6

                               ----------------

                              RECENT DEVELOPMENTS

   On December 17, 2001, we declared a dividend of $0.30 per share of common stock. That dividend is payable on January 22, 2002 to holders of record as of the close of business on December 20, 2001. Consequently, purchasers in this offering will not participate in that dividend.

   We intend to enter into an agreement to sell 500,000 shares of our common stock upon the closing of this offering in a non-underwritten private placement to FBR Asset Investment Corporation. FBR Asset is a public REIT that is an affiliate of Friedman, Billings, Ramsey & Co., Inc. The 500,000 shares are expected to be offered at $7.69 per share, which is based on a closing price of $8.20 per share on December 17, 2001 less a discount of 6.25% ($0.51) per share. No fees or commissions of a broker or agent will be payable in connection with this private placement.

                                USE OF PROCEEDS

   We are conducting this offering to increase our equity capital base which will allow us to grow our balance sheet through the deployment of the equity and the use of leverage. We will use the net proceeds from this offering to acquire mortgage-related assets consistent with our investment policy. We then intend to increase our investment assets by borrowing against these mortgage-related assets and using the proceeds of such borrowings to acquire additional mortgage-related assets. The net proceeds from the sale of 3,500,000 shares of our common stock, based on an assumed offering price of $8.20, will be approximately $26.4 million after deducting underwriting discounts and commissions and estimated expenses of the offering. Pending such investment, we will place the net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.

                 MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK

   Our stock began trading on March 17, 1998 on the American Stock Exchange and is traded under the symbol "ANH." As of September 30, 2001, we had 2,397,359 shares of common stock outstanding which were held by 17 holders of record. The last reported sale price of our common stock on December 17, 2001 was $8.20 per share. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock.

                                          1999        2000        2001
                                       ----------- ----------- --------------
                                       High   Low  High   Low  High      Low
                                       ----- ----- ----- ----- -----    -----
   First Quarter...................... $5.00 $3.75 $4.69 $4.00 $5.35    $3.94
   Second Quarter..................... $5.00 $4.13 $4.50 $4.13 $6.90    $4.60
   Third Quarter...................... $5.50 $4.50 $5.06 $4.13 $8.08    $6.35
   Fourth Quarter..................... $5.50 $4.44 $5.00 $3.88 $9.85(1) $6.60(1)

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(1) For the period from October 1, 2001 through December 17, 2001.

   We pay cash dividends on a quarterly basis. The following table lists the cash dividends declared on each share of our common stock for our most recent 16 fiscal quarters. The dividends listed below were based primarily on the board of directors' evaluation of earnings for each listed quarter and were declared on the date indicated.

                                               Cash Dividends   Date Dividend
                                                 Per Share         Declared
                                               -------------- ------------------
1998
  First Quarter ended March 31, 1998..........       --               (1)
  Second Quarter ended June 30, 1998..........     $0.15        June 19, 1998
  Third Quarter ended September 30, 1998......     $0.10      September 28, 1998
  Fourth Quarter ended December 31, 1998......     $0.12      December 17, 1998

1999
  First Quarter ended March 31, 1999..........     $0.12        March 17, 1999
  Second Quarter ended June 30, 1999..........     $0.13        June 17, 1999
  Third Quarter ended September 30, 1999......     $0.14      September 20, 1999
  Fourth Quarter ended December 31, 1999......     $0.14      December 17, 1999

2000
  First Quarter ended March 31, 2000..........     $0.15        March 21, 2000
  Second Quarter ended June 30, 2000..........     $0.15        June 21, 2000
  Third Quarter ended September 30, 2000(2)...     $0.10        October 13, 2000
  Fourth Quarter ended December 31, 2000......     $0.11       January 19, 2001

2001
  First Quarter ended March 31, 2001..........     $0.20        April 20, 2001
  Second Quarter ended June 30, 2001..........     $0.24        July 23, 2001
  Third Quarter ended September 30, 2001(3)...     $0.54       October 15, 2001
  Fourth Quarter ended December 31, 2001(4)...     $0.25       October 25, 2001
  Fourth Quarter ended December 31, 2001(5)...     $0.30      December 17, 2001

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(1) First quarter 1998 was a partial period consisting of 15 days for which approximately $0.01 per share was earned and no dividend was declared.

(2) On September 26, 2000, our board of directors announced that, beginning with the third quarter of 2000, dividends would generally be declared after each quarter-end rather than during the applicable quarter.

(3) The dividend of $0.54 was based on our retained earnings as of September 30, 2001, of which $0.42 was earned in the third quarter of 2001 and the remaining $0.12 was earned in prior quarters.

(4) On October 15, 2001, our board of directors declared a dividend of $0.25, payable on January 15, 2002, for purposes of year-end REIT compliance requirements.

(5) The dividend of $0.30 is payable on January 22, 2002 to holders of record as of the close of business on December 20, 2001.

                                  UNDERWRITING

   Friedman, Billings, Ramsey & Co., Inc. ("FBR") and Advest, Inc. are the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below)if any of the shares are taken.

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   Friedman, Billings, Ramsey & Co., Inc. ............................
   Advest, Inc. ......................................................
     Total............................................................ 3,500,000

   We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 525,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares for which the option is exercised.

   The following table shows the amount per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 525,000 additional shares of our common stock to cover over-allotments.

                                                               Total
                                                     -------------------------
                                           Per Share No Exercise Full Exercise
                                           --------- ----------- -------------
   Public Offering Price..................   $          $            $
   Underwriting discounts and commissions
    to be paid by us......................   $          $            $
   Proceeds, before expenses, to us.......   $          $            $

   Each of our officers and directors has agreed with FBR, for a period of 90 days after the date of this prospectus, subject to certain exceptions, not to sell any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by them, without the prior written consent of FBR. However, FBR may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

   The underwriters propose to offer our common stock directly to the public at
$      per share and to certain dealers at this price less a concession not in
excess of $      per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $      per share to certain dealers. We
expect to incur expenses of approximately $460,000 in connection with this offering.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

   In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with this offering by selling more than 3,500,000 shares of common stock, the underwriters may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither the underwriters nor we make

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any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither the underwriters nor we make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

   The underwriters or their affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

   The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

                                 CAPITALIZATION

   The following table sets forth our actual capitalization at September 30, 2001, and our capitalization as adjusted to give effect to the issuance of 3,500,000 shares of our common stock in this offering at an assumed price of $8.20 per share, assuming that the underwriters do not exercise their over-allotment option to purchase up to an additional 525,000 shares or our common stock.

                                                     September 30, 2001
                                                   ---------------------------
                                                    Actual      As Adjusted(1)
                                                   -----------  --------------
                                                   (amounts in thousands)
Stockholders' Equity:
  Preferred stock, par value $0.01 per share;
   20,000,000 shares authorized; no shares
   outstanding.................................... $       --      $       --
  Common stock, par value $0.01 per share;
   100,000,000 authorized; 2,397,359 shares issued
   and outstanding; 6,397,359 shares issued and
   outstanding, as adjusted.......................          24              64
  Additional paid-in capital......................      19,531          49,782
  Retained earnings...............................       1,310           1,310
  Accumulated other comprehensive income
   (loss)(2)......................................       1,315           1,315
  Treasury stock..................................        (229)           (229)
                                                   -----------     -----------
    Total stockholders' equity.................... $    21,951     $    52,242
                                                   ===========     ===========

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(1) After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters' over-allotment option to purchase up to an additional 525,000 shares of our common stock. Includes the 500,000 shares of our common stock that we intend to sell at an assumed offering price of $7.69 per share in a non-underwritten private placement upon the closing of this offering.

(2) Represents unrealized gains (losses) resulting from mark-to-market adjustments on our available for sale securities.

                           FORWARD-LOOKING STATEMENTS

   This supplemental prospectus and the prospectus dated November 30, 2001 contain or incorporate by reference certain forward looking-statements. Forward-looking statements are those that predict or describe future events or trends that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "will," "believe," "expect," "anticipate," "intend," "estimate," "assume" or other similar expressions. You should not rely on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control.

   Other risks, uncertainties and factors, including those discussed under "Risk Factors" in the prospectus dated November 30, 2001 or described in reports we file from time to time with the Securities and Exchange Commission, such as our Forms 10-K and 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information or future events.